Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, Washington 98104-4096 (206) 467-3600

December 14, 2007

Ms. Jennifer Gowetski, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plum Creek Timber Company, Inc. Definitive 14A

Dear Ms. Gowetski:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. in response to your letter dated November 30, 2007 (the “Comment Letter”) concerning the company’s disclosures in its 2007 definitive proxy statement.

I understand that you have discussed extending the time for the company’s response with Jose Quintana, our Assistant General Counsel. In that regard, the company intends to file its response to the Comment Letter on or before January 10, 2008.

If you have any questions regarding this matter, please contact Jose Quintana at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.